UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C. 20549

                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 4)
                 SANTA ANITA REALTY ENTERPRISES, INC.
                     SANTA ANITA OPERATING COMPANY
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                           (Name of Issuer)





                COMMON STOCK, PAR VALUE $.10 PER SHARE
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                    (Title of Class of Securities)




                              8012 09206
                              8012 12101
                ---------------------------------------
                            (CUSIP Number)



                           ABRAHAM D. GOSMAN
                               MEDITRUST
                     MEDITRUST ACQUISITION COMPANY
                           197 FIRST AVENUE
                    NEEDHAM HEIGHTS, MA 02194-9127
                            (617) 433-6000

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  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)





                            OCTOBER 3, 1997
                ---------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



                             SCHEDULE 13D

CUSIP No. 8012 09206                          Page 2 of 8 Pages
          8012 12101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Meditrust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14  TYPE OF REPORTING PERSON

    Massachusetts Business Trust (00)


                             SCHEDULE 13D

CUSIP No. 8012 09206                          Page 4 of 8 Pages
          8012 12101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Meditrust Acquisition Company

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,255,076

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,255,076

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,255,076

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%

14  TYPE OF REPORTING PERSON

    Massachusetts Business Trust (00)


            This Amendment No. 4 hereby amends and supplements the Statement on Schedule 13D filed by Meditrust on April 23, 1997, as amended by a filing made by Meditrust on May 19, 1997, by a filing made by Meditrust and Meditrust Acquisition Company ("New MAC") on June 20, 1997 and by a filing made by Meditrust and New MAC on September 25, 1997 (the Schedule 13D as filed on April 23, 1997 being referred to as the "Original 13D," and the Original 13D as amended being referred to as the "Amended 13D"), in respect of the Common Stock, par value $.10 per share of Santa Anita Realty Enterprises, Inc. ("Realty") and Santa Anita Operating Company ("Operating" and, together with Realty, "Santa Anita").

            THIS AMENDMENT NO. 4 IS BEING FILED BECAUSE, AS CONTEMPLATED BY THE THIRD AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, DATED APRIL 13, 1997, BETWEEN SANTA ANITA, MEDITRUST AND NEW MAC (THE "MERGER AGREEMENT"), MEDITRUST DISTRIBUTED TO ITS SHAREHOLDERS ALL OF THE SHARES OF NEW MAC, A SUBSIDIARY OF MEDITRUST. EACH SHARE OF NEW MAC DISTRIBUTED WILL TRADE ON A "PAIRED" BASIS WITH A SHARE OF MEDITRUST. THIS DISTRIBUTION WAS MADE, AS CONTEMPLATED BY THE MERGER AGREEMENT, TO FACILITATE THE ANTICIPATED MERGER WITH SANTA ANITA. BY REASON OF THE DISTRIBUTION, MEDITRUST NO LONGER HAS A BENEFICIAL INTEREST IN 1,255,076 PAIRED SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE OF SANTA ANITA ("PAIRED SHARES"), HELD DIRECTLY BY NEW MAC.

ITEM 3.   PURPOSE OF TRANSACTION

            Item 4 of the Amended 13D is hereby amended and supplemented with the following paragraph:

            On October 2, 1997, pursuant to its rights under the Merger Agreement, Meditrust designated unaffiliated persons who purchased from Santa Anita 650,000 Paired Shares, in the aggregate, at a purchase price of $31 per Paired Share.

            On October 3, 1997, Meditrust distributed to its shareholders all of the outstanding shares of New MAC as contemplated by the Merger Agreement. Accordingly, Meditrust, which, by reason of its holding all of the outstanding shares of New MAC, may have been deemed to have had a beneficial interest in the 1,255,076 Paired Shares held directly by New MAC, no longer has any beneficial interest in such Paired Shares.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

            (a) As of October 3, 1997, New MAC beneficially owned 1,255,076 shares of the issued and outstanding shares of Common Stock, par value $.10 per share, of Realty ("Realty Common Stock"), or approximately 9.2% of the issued and outstanding Realty Common Stock, and 1,255,076 shares of Common Stock, par value $.10 per share, of Operating ("Operating Common Stock"), or approximately 9.2% of the issued and outstanding Operating Common Stock.(FN1) As of October 3, 1997, Meditrust did not beneficially own any shares of Realty Common Stock or Operating Common Stock.

            Other than as described in the Amended 13D, as of October 3, 1997, neither Meditrust, New MAC nor, to the best of Meditrust's and New MAC's knowledge, any of the individuals named in Schedule I of the Original 13D, owned any shares of Realty Common Stock or Operating Common Stock.

--------
1 These percentages are based on there being 13,707,201 shares of Realty Common Stock, and 13,656,900 shares of Operating
      Common Stock, issued and outstanding as of October 3, 1997.




            (b) As of October 3, 1997, New MAC had the sole power to vote in respect of, and direct the disposition of, the 1,255,076 Paired Shares held by it. As of October 3, 1997, Meditrust did not have the power to vote in respect of, or to direct the disposition of, any Paired Shares.

            To the best of New MAC's knowledge, except in their capacity as trustees and executive officers of New MAC, as of October 3, 1997, none of the trustees or executive officers of New MAC had the power to vote in respect of, or direct the disposition of, any shares of Realty Common Stock or Operating Common Stock.

            To the best of Meditrust's knowledge, as of October 3, 1997, none of the trustees or executive officers of Meditrust named in Schedule I of the Original 13D had the power to vote in respect of, or direct the disposition of, any shares of Realty Common Stock or Operating Common Stock.

            (c) Other than as described in the Amended 13D, neither Meditrust, New MAC nor, to the best of New MAC's and Meditrust's knowledge, any of the individuals named in Schedule I of the Original 13D, has effected any transaction in the Realty Common Stock or Operating Common Stock during the past 60 days.

            (d) Inapplicable

            (e) As described herein, on October 3, 1997, Meditrust ceased to be the beneficial owner of any shares of Realty Common Stock or Operating Common Stock.




                             SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 1997     MEDITRUST

                            By:  \s\ Michael S. Benjamin
                                 ----------------------------

                                 Name:  Michael S. Benjamin
                                 Title: Senior Vice President
                                          and Secretary



                                 MEDITRUST ACQUISITION COMPANY

                            By:  \s\ Michael S. Benjamin
                                 ----------------------------

                                 Name:  Michael S. Benjamin
                                 Title:    Secretary